

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Via E-mail
Garrett Hale
Chief Executive Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1000
Scottsdale, AZ 85260

 Re: Sunergy, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2013
 Filed April 15, 2014
 Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
 Filed April 22, 2014
 Response Submitted February 26, 2015
 File No. 000-52767

Dear Mr. Hale:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended 2013 Filed April 22, 2014
General

1.   We note your response to comment 2 from our letter dated January 21, 2015 and we reissue the comment. Please provide the requested information.

    You may contact John Coleman at (202)551-3610 if you have questions regarding the engineering comments.

                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director